SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/15/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
361,993

8. SHARED VOTING POWER
311,581

9. SOLE DISPOSITIVE POWER
361,993
_______________________________________________________

10. SHARED DISPOSITIVE POWER
311,581


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
673,574 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.25%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
361,993

8. SHARED VOTING POWER
311,581

9. SOLE DISPOSITIVE POWER
361,993
_______________________________________________________

10. SHARED DISPOSITIVE POWER
311,581


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
673,574 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.25%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
361,993

8. SHARED VOTING POWER
311,581

9. SOLE DISPOSITIVE POWER
361,993
_______________________________________________________

10. SHARED DISPOSITIVE POWER
311,581


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
673,574 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.25%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
361,993

8. SHARED VOTING POWER
311,581

9. SOLE DISPOSITIVE POWER
361,993
_______________________________________________________

10. SHARED DISPOSITIVE POWER
311,581


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
673,574 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.25%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Nuveen Global Income Opportunities Fund ("JGG" or the "Issuer").

The principal executive offices of JGG are located at

333 WEST WACKER DRIVE
CHICAGO IL 60606


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are undervalued and may communicate with management about measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on March 6,2014, there were 9,289,418 shares of common stock outstanding as of December 31, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of May 23, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 673,574 shares of JGG (representing 7.25% of JGG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 673,574 shares of JGG include 361,993 shares (representing 3.89% of JGG's outstanding shares) that are beneficially owned by: The following entities over which Messrs. Goldstein, Dakos and
Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds")).
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 673,574 shares of JGG beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 311,581 shares (representing 3.36% of JGG's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 361,993 shares. Bulldog Investors, LLC has shared power to dispose of and vote 311,581 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGG's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of JGG were purchased:

Date:		        Shares:		Price:
04/21/14		874		11.7300
04/22/14		13,804		11.7498
04/23/14		2,100		11.8100
04/28/14		300		11.9400
04/29/14		3,700		11.9500
04/30/14		9,220		11.9959
05/01/14		11,507		12.0090
05/01/14		203,364		12.0200
05/02/14		42,186		12.0359
05/05/14		3,571		12.0400
05/05/14		12,072		12.0600
05/06/14		9,828		12.0900
05/06/14		16,688		12.0816
05/07/14		4,300		12.1065
05/08/14		4,000		12.1300
05/08/14		4,580		12.1202
05/09/14		10,800		12.1312
05/12/14		31,720		12.2168
05/13/14		48,030		12.2278
05/14/14		6,000		12.2600
05/14/14		7,800		12.2995
05/15/14		127,223		12.3200
05/15/14		7,100		12.2896
05/15/14		3,000		12.3300
05/16/14		34,215		12.3019
05/19/14		6,000		12.3346
05/20/14		400		12.3800
05/21/14		29,073		12.3299
05/23/14		20,812		12.5148



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/27/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 27 day of may, 2014, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Nuveen Global Income Opportunities Fund (JGG), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of JGG;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member